SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                         For the month of March, 2003

                       PRUDENTIAL PUBLIC LIMITED COMPANY

                (Translation of registrant's name into English)

                            LAURENCE POUNTNEY HILL,
                           LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosures: Major Interests Notification released 19 March, 2003





PRUDENTIAL PLC ANNOUNCEMENT

Schedule 10 - Notification of Major Interests in Shares

        Holding in Prudential plc.


1.  Name of shareholder having a major interest:

    BNP Paribas

 2. Please state whether notification indicates that it is in respect of holding of the shareholder named in 1 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:

    Beneficial interest.

 3. Name of registered holder(s) and, if more than one holder, the number of shares held by each of them:

    BNP Paribas Arbitrage SNC & Cardif

 4. Number of shares/amount of stock acquired:

    See additional information

 5. Percentage of issued class:

    See additional information

 6. Number of shares/amount of stock disposed:

    N/A

 7. Percentage of issued class:

    N/A

 8. Class of security:

    Shares of 5p each


 9. Date of transaction:

    13 March 2003

10. Date company informed:

    19 March 2003

11. Total holding following this notification:

    61,494,082

12. Total percentage holding of issued class following this notification:

    3.07%


Additional Information:

BNP Paribas notified us on 19 March 2003 that it has a beneficial interest of 3.07% in the capital of Prudential plc.


                                     -ENDS-



Contact name for Enquiries

Jennie Webb

0207 548 6027

Company official responsible for making notification

John Price, Deputy Group Secretary

020 7548 3805

                                  SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 19 March, 2003

                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/  John Price

                                              John Price
                                              Deputy Group Secretary